Exhibit 5.1

ALLIANT TECHSYSTEMS INC.

5050 Lincoln Drive

Edina, MN 55436-1097

September 15, 2005

Board of Directors

Alliant Techsystems Inc.

5050 Lincoln Drive

Edina, MN 55436

Ladies and Gentlemen:

A Registration Statement on Form S-8 (the “Registration Statement”) is being filed on or about the date of this letter with the Securities and Exchange Commission relating to the registration of 3,000,000 shares of common stock, par value $.01 per share (the “Common Stock”), of Alliant Techsystems Inc. (the “Company”) under the Company’s 2005 Stock Incentive Plan (the “Plan”).

As Senior Vice President, General Counsel and Secretary of the Company, I, or other attorneys reporting to me, have acted as counsel to the Company in connection with the preparation and filing of the Registration Statement.  In such capacity, I, or other attorneys reporting to me, have examined such documents and have reviewed such questions of law as I have deemed relevant or necessary as the basis for my opinion as hereinafter set forth.

Based upon the foregoing, I am of the opinion that the shares of Common Stock, when issued, delivered and paid for in accordance with the terms of the Plan, will be validly issued, fully paid and non-assessable.

My opinion expressed above is limited to the General Corporation Law of the State of Delaware.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to me under the caption “Interests of Named Experts and Counsel” contained in the Registration Statement.

Very truly yours,

/s/ KEITH D. ROSS

Keith D. Ross
Senior Vice President, General Counsel and Secretary